SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

On January 29, 2016, Registrant ceased to publicly offer shares of the Merk Asian Currency Fund (the "Fund"). On February 29, 2016, the Fund had no shareholders and ceased operations.